# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001754535

## Reporting persons
- DeepCurrents Investment Group LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,646,139; sole dispositive power 0; shared dispositive power 37,665,073; aggregate amount beneficially owned 37,665,073 (7.7% of the class)
  Comment: (1) The figure in Item 6 represents shares of Common Stock, $0.0001 par value per share ("Common Stock") of Gossamer Bio, Inc. (the "Issuer") held by DCIG Capital Master Fund LP, a Delaware limited partnership (the "Fund").
  (2) The figures in Items 8 and 9 include: (a) 27,646,139 shares of Common Stock held by the Fund, and (b) 10,018,934 shares of Common Stock held by a separately managed account. See Item 2 for more information.
  (3) The figure in Item 11 included above is based upon 488,846,722 shares of Common Stock outstanding as of June 5, 2026, as disclosed on the Issuer's Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC") on June 9, 2026.
- DCIG GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,646,139; sole dispositive power 0; shared dispositive power 27,646,139; aggregate amount beneficially owned 27,646,139 (5.7% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 represent shares of Common Stock held by the Fund.
  (2) The figure in Item 11 included above is based upon 488,846,722 shares of Common Stock outstanding as of June 5, 2026, as disclosed on the Issuer's Schedule 14A filed with the SEC on June 9, 2026.
- DCIG Capital Master Fund LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 27,646,139; sole dispositive power 0; shared dispositive power 27,646,139; aggregate amount beneficially owned 27,646,139 (5.7% of the class)
  Comment: The figure in Item 11 included above is based upon 488,846,722 shares of Common Stock outstanding as of June 5, 2026, as disclosed on the Issuer's Schedule 14A filed with the SEC on June 9, 2026.
- Kai Zheng: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 27,646,139; sole dispositive power 0; shared dispositive power 37,665,073; aggregate amount beneficially owned 37,665,073 (7.7% of the class)
  Comment: (1) The figure in Items 6 represents shares of Common Stock held by the Fund.
  (2) The figures in Items 8 and 9 includes: (a) 27,646,139 shares of Common Stock held by the Fund, and (b) 10,018,934 shares of Common Stock held by a separately managed account. See Item 2 for more information.
  (3) The figure in Item 11 included above is based upon 488,846,722 shares of Common Stock outstanding as of June 5, 2026, as disclosed on the Issuer's Schedule 14A filed with the SEC on June 9, 2026.

## Item 1. Issuer
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices: 3115 Merryfield Row Suite 120 San Diego, CA, 92121

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by and on behalf of each of DeepCurrents Investment Group, LLC, a Delaware limited liability company ("DeepCurrents"), DCIG Capital Master Fund LP, a Cayman Islands limited partnership (the "Fund"), DCIG GP LLC, a Delaware limited liability company ( "DeepCurrents GP"), and Kai Zheng (each, a "Reporting Person" and collectively, the "Reporting Persons"). DeepCurrents is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, the Fund. DeepCurrents is also an investment adviser to a separately managed account of an advisory client (the "Managed Account") and may be deemed to beneficially own securities directly in the Managed Account, but DeepCurrents does not have any voting authority with respect to any securities in the Managed Account. DeepCurrents GP is the general partner of, and may be deemed to indirectly beneficially own securities owned by, the Fund. Mr. Zheng is the President and Managing Member of DeepCurrents and Managing Member of DeepCurrents GP, and may be deemed to indirectly beneficially own securities beneficially owned by DeepCurrents and DeepCurrents GP. The Fund and the Managed Account are the record and direct beneficial owners of the shares of Common Stock covered by this statement. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held directly by the other Reporting Persons.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 575 Fifth Avenue, 21st Floor, New York, NY 10017.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement (filed herewith).

## Signatures
- DeepCurrents Investment Group LLC: /s/ Kai Zheng, Kai Zheng, Managing Member and President (06/11/2026)
- DCIG GP LLC: /s/ Kai Zheng, Kai Zheng, Managing Member (06/11/2026)
- DCIG Capital Master Fund LP: DCIG GP LLC, General Partner (06/11/2026)
- DCIG Capital Master Fund LP: /s/ Kai Zheng, Kai Zheng, Managing Member (06/11/2026)
- Kai Zheng: /s/ Kai Zheng, Kai Zheng (06/11/2026)